Filed by Citizens Financial Services, Inc.
(Commission File No. 001-41410)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: HV Bancorp, Inc.
(Commission File No. 001-37981)

In connection with the pending transaction between Citizens Financial Services, Inc. (“CZFS”), First Citizens Community Bank, HV Bancorp, Inc. (“HVBC”) and Huntingdon Valley Bank (“HVB”), CZFS provided the following handout to employees of HVBC and HVB on November 30, 2022.

 myfccb.com | 800 326 9486  Member  FDIC  Welcome from our PRESIDENT and CEO, RANDALL E. BLACK  OUR STORY JUST GOT BETTER!  DEAR TEAM HVB,  I would like to provide an early welcome to our FCCB team! We are truly excited to have you join us. We believe that each employee contributes directly to our growth and success, and we hope you will take pride in being a part of the FCCB family.  Our vision at FCCB is to remain a highly successful, independent community bank.  Over the last 10 years, we’ve experienced tremendous growth, increasing assets and deposits by 117%, loans by 150% and shareholder equity by 164%. In addition, we have expanded our market footprint tremendously to guarantee long term growth opportunities in the markets we serve. At FCCB you can expect a proven track record of high profitability and impressive shareholder returns. We believe that forming this partnership with the HVB team allows a great combination of leadership, talent, technological offerings, and entry into a robust and healthy market that holds abundant opportunity.  You will find in our story and values that we have a people first culture. We are a very experienced merger and acquisition bank and pride ourselves on transparent, inclusive communication that will provide an open forum while integrating the teams. We look forward to a great transition for all!  Randy Black  Randy Black | CEO & President

 We’ll Make it Happen for You!  Our values are built from what we have  learned along the way. Our success in customer satisfaction and our financial strength is built on a foundation of values that we choose to live by every day.  OUR STORY, OUR VALUES  Our history builds the values we live today. Each step we take, each new employee added to our team, and each new customer we onboard makes our story a little better.   1872: Ross and Williams Bank Opened in Mansfield, PA   1932: Ross and Williams Banks bank sold to a group of local citizens with the intention to create a community-owned bank, establishing the charter we operate under today   2004: Randall E. Black became the President and CEO of FCCB   2006: First expansion into New York. Establishing our branch in the community of Wellsville.   2015: Acquired Fredricksburg National Bank (FNB), expanding our market into Lebanon, Schuylkill, and Lancaster counties   2017: Ranked by FFIEC as the top lender for both Small Business and Agriculture   2017: Acquired S&T Bank branch in State College, PA, expanding our market footprint into Centre County   2018 & 2019: Voted the “Best in State” Bank by our customers in an unsolicited Forbes survey. And in a Rivel Banking Benchmark study, our customers ranked FCCB 5th in the state of Pennsylvania for the quality of our response to the COVID-19 pandemic   2020: Acquired Delaware’s Midcoast Community Bank, marking our presence in 3 states   2020: As the bank began to grow and evolve through mergers and acquisitions, so did our name and logo as our rebranding project to FCCB began   2022: FCCB stock up-listed to Nasdaq   2022: Opening new branch in Ephrata, PA and Greenville, DE, bringing total branch count to 33   Recognized as one of the top Ag Lending Banks in the Nation   Consistently awarded 5-star ratings from Bauer Financial, Inc.   Ranked one of the top-performing community banks in the Nation for 15 consecutive years by American Banker  *This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The enclosed rider defines intentions of all statements communicated and provides detail on where to access additional information. In accordance with the SEC, this document was filed for review and approval.

 myfccb.com | 800 326 9486  Member  FDIC  OUR EMPLOYEE DEVELOPMENT BUILDS OUR LEGACY.  We build strong minds, keep development accessible, and focus on our people in all circumstances. The paths we lay lead our employees to success. We build this through transparency, communication, respect, and growth opportunities.  We Demonstrate this by: We hire the best, train them well, empower them with the authority to solve customer problems, and reward them for their hard work and loyalty. Our open door policy with all leadership, and open forums to understand employee needs and road blocks, keeps issues and needs approachable and solutions forthcoming. Our employee intranet, The Chatterbox, provides constant and relevant communication at your fingertips.  WE STAND UNITED.  We win as a team. We build and support our culture together through interdependence, integrity, and leadership. Every step forward is a step together.  We Demonstrate this by: We take extreme pride in our company’s integrity and the values shared here are proof of our consistency throughout the markets we serve. Our leadership promotes our brand and identity through example and action, promoting inclusion and cohesion consistently throughout our entire market footprint.  WE ARE OBSESSED WITH OUR CUSTOMERS.  We are trusted to adhere to our word, we take that seriously. We are extremely loyal to our customers, accountable for our actions, and use our delivery on expectations as our competitive advantage. We outperform with a will to win.  We Demonstrate this by: Our customer satisfaction is the driver of our financial performance. Customer surveys reveal 95% of new borrowers would refer us to a family member or friend. And 92% of our customers ranked our employees above average for professionalism, product knowledge and true concern for their customers. Alongside our dedication to consumer banking, we proudly have a strong concentration in commercial banking — with intentions of keeping jobs local, businesses thriving, and communities healthy. And our support of the agricultural community is second to none, our Ag team holds over 350 combined years as both farmers and Ag Bankers — that’s a rare combination in any industry.  OUR STRENGTH IS DERIVED FROM OUR RELATIONSHIPS WITH THE COMMUNITY.  We lead with good citizenship by fostering customer relationships and community cohesion. We have an insatiable need to do what is right for the greater good in the communities we call home, and beyond. We serve our customers and community as advocates for their financial success.  We Demonstrate this by: We believe in financial wellness and stand behind that belief by providing accredited in school financial literacy curriculums to many of the schools in our footprint, in addition to hosting a free online “FCCB Academy” that houses content, virtual coaches, and relevant education right on our website homepage. Over the last 5 years, we’ve contributed over  $1 million to education, youth, health care, agriculture and community development.  WE DARE TO BE DIFFERENT.  We consistently challenge ourselves to improve and break new ground in community banking. We understand that our commitment to evolution provides the strength necessary for FCCB to operate as an independent community bank.  We Demonstrate this by: Our planning and alignment of our strategic plan, digital strategy, consumer consumption, and internal resources, talent, and time are a direct reflection of our desire to grow and succeed. We have entered into the fintech realm through a charter sponsorship with College Avenue. We continue to proactively progress with platforms, process and people. Our strategic engagement with HVB was in part because of the technological offerings and talents the company holds.

Together we are better, by **NUMBERS**, by **TALENT**, by **COMMUNITY**.

THE VALUE OF COMING TOGETHER

Together...Our individual successes build the foundation for our future achievements. Together our possibilities are endless!

Together by the **NUMBERS**

$2.8B	$1.96B	$2.36B	44	18	4
ASSETS	DEPOSIT PROFORMA	LOAN PROFORMA	LOCATIONS	COUNTIES	STATES

Together by **TALENT**

- Bringing the HVB and FCCB leadership team together will allow us to leverage the combined talents for future growth and success.
- HVB's technological offerings along with FCCB's longstanding market loyalty and product offerings will allow us to compete as a best in class community bank.
- A mutual appreciation for a people-first value base and culture.


Scranton
Allentown
Harrisburg
York
Lancaster
MARYLAND
NEW JERSEY
Atlantic City
Baltimore
Washington
DELAWARE

Together by **COMMUNITY**

- Our combined commitment to our communities totals over 150 years of market loyalty.
- Numerous accomplishments and accolades have been received by both organizations.
- Giving back just got more plentiful, increasing our presence to provide more opportunities to contribute to the communities we call home.

LOOKING FORWARD

We realize that there is great anticipation and many questions about what is happening next. It is our goal to be as transparent as possible with our communications and intentions.

- We have a tentative legal close date of May 2022, subject to regulatory and HVBC stockholder approval.
- We will operate under the FCCB name across all markets we serve. We intend to operate the HVB legacy market as a separate and distinct geographical market with a market president, and local lending authority.
- As soon as we are able, employee meetings and interviews will be established so we can get to know each other better.
- We are sensitive to how this transaction can impact your customers and will be very proactive in communicating regularly upon approvals. We will be supplying all HVB teams with an FCCB Fact Sheet to share with customers now.
- Our Joint Conversion Team kick off meeting is scheduled for December 7, 2022. This will provide a time for introductions amongst both teams. Recurring meetings will then follow every two weeks to ensure a seamless transition.

We're excited to welcome HVB employees to FCCB! This is a great opportunity to create something special together and hope your experience at FCCB will be rewarding!

We'll Make it Happen for You!

Member  FDIC myfccb.com | 800 326 9486  Forward-Looking Statements  *This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward- looking statements about CZFS and HVBC and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding CZFS’ or HVBC’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to CZFS or HVBC, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.  Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include,  but are not limited to the following: (1) the businesses of CZFS and HVBC may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of HVBC may fail to approve the merger; (6) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate HVBC’s operations and those of CZFS; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) CZFS’s and HVBC’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by CZFS’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (14) legislative and regulatory changes; and (15) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CZFS, HVBC and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in CZFS’ and HVBC’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2021 and in subsequent filings with the Securities and Exchange Commission (“SEC”).  Forward-looking statements speak only as of the date they are made. CZFS and HVBC do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.  Additional Information and Where to Find It  In connection with the proposed transaction, CZFS expects to file with the
SEC a registration statement on Form S-4 that will include a proxy statement of HVBC that also constitutes a prospectus of CZFS (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to HVBC’s shareholders when it becomes available. CZFS and HVBC also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION ABOUT CZFS, HVBC AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement,  including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by CZFS and HVBC with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by CZFS with the SEC will be available free of charge on CZFS’ website at www.firstcitizensbank.com or by directing a request to Citizens Financial Services, Inc., 15 S. Main Street, Mansfield, PA 16933, attention: Corporate Secretary (570) 622-2121. Copies of the documents filed by HVBC with the SEC will be available free of charge on HVBC’s website at www.myhvb.com or by directing a request to HV Bancorp, Inc., 2005 South Easton Road, Suite 304, Doylestown, PA 18901, attention: Corporate Secretary (267) 280-4000.  No Offer  This communication d oes not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the require ments of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Participants in Solicitation  CZFS and HVBC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about CZFS’ executive officers and directors in CZFS’ definitive proxy statement filed with the SEC on March 10, 2022. You can find information about HVBC’s executive officers and directors in HVBC’s definitive proxy statement filed with the SEC on April 14, 2022. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from CZFS or HVBC using the sources indicated above.  myfccb.com | 800 326 9486  Member  FDIC